EXHIBIT 6.2

MASTERWORKS INTERCOMPANY AGREEMENT

This intercompany agreement (“Agreement”) is made as of the date set forth below by and between MASTERWORKS.IO, LLC (“IO”), MASTERWORKS GALLERY, LLC (“Masterworks Gallery” and, together with IO, “Masterworks”) and MASTERWORKS 005, LLC, a Delaware limited liability company (the “Company”), and is intended to set forth certain representations, covenants and agreements between Masterworks and the Company with respect to the offering (the “Offering”) for sale by the Company of its Class A ordinary membership interests (referred to herein as the “Shares”) as described in the Company’s Offering Circular dated as of the date of its qualification by the SEC, as amended by any post-qualification amendment (the “Offering Circular”). Capitalized terms used herein and not otherwise defined herein have the meaning ascribed to such terms in the Offering Circular. Masterworks and the Company may be referred to collectively herein as the “Parties”.

RECITALS:

WHREEAS, Masterworks Gallery has an accepted bid to purchase the Painting as described in the Offering Circular for the purchase price (denominated in USD) of $1,080,669;

WHEREAS, Masterworks Gallery intends to novate and assign its rights and obligations to purchase the Painting to the Company prior to the closing of the offering;

WHEREAS, if the Company has not closed on the Offering prior to the time at which payment for the Painting is due, Masterworks will advance the purchase price to the Company pursuant to this Agreement;

WHEREAS, the Company intends to pay Masterworks a true-up amount as set forth in the Offering Circular and intends to use the proceeds of the Offering to pay any advance made by Masterworks (without interest), if applicable, and to pay the true-up, in cash or a combination of cash and Class A shares.

WHEREAS, the Parties desire to memorialize their agreement with respect to the forgoing and certain other matters set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Assignment. Prior to the closing of the acquisition of the Painting, Masterworks Gallery will assign to the Company all of its rights and the Company will assume all of Masterworks Gallery’s obligations with respect to the acquisition of the Painting.

2. Advance. In the event the Company has not closed on the Offering on or before the date on which payment for the acquisition of the Painting is due to the auction house, Masterworks will advance the purchase price to the Company. The advance may only be used by the Company to purchase the Painting. The advance will be recorded on the books and records of the Company and Masterworks as an intercompany loan and will not accrue interest. The advance will be repaid upon closing of the Offering in cash and or a combination of cash and Class A shares of the Company (valued at $20 per share for such purposes). Under no circumstances will any portion of the advance remain as an outstanding obligation of the Company following the closing of the Offering and the application of the use of proceeds therefrom.

3. True-Up. As consideration for Masterworks Gallery sourcing the Painting and committing to finance the acquisition of the Painting, Masterworks Gallery will be entitled to receive a true-up amount upon the closing of the offering equal to approximately 10% of the purchase price of the Painting. The true-up payment will be paid upon closing of the Offering in cash and or a combination of cash and Class A shares of the Company (valued at $20 per share for such purposes). Under no circumstances will any portion of the true-up remain as an outstanding obligation of the Company following the closing of the Offering and the application of the use of proceeds therefrom.

4. License. IO, which owns certain intellectual property rights to the name “Masterworks” hereby grants the Company effective upon the commencement of the Offering, a non-exclusive, royalty free license to use the name “Masterworks”. Other than with respect to this license, the Company will have no legal right to use the “Masterworks” name. In the event that the Administrator ceases to administer the Company’s operations, the Company will be required to change its name to eliminate the use of “Masterworks”.

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5. Miscellaneous.

a.	Captions and Headings. The Article and Section headings throughout this Agreement are for convenience of reference only and shall in no way be deemed to define, limit or add to any provision of this Agreement.

b.	Assignability. This Agreement is not assignable by either of the Parties and may not be modified, waived or terminated except by an instrument in writing signed by the party against whom enforcement of such modification, waiver or termination is sought.

c.	Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns, and the agreements, representations, warranties and acknowledgments contained herein shall be deemed to be made by and be binding upon such heirs, executors, administrators, successors, legal representatives and assigns.

d.	Entire Agreement; Amendment. This Agreement states the entire agreement and understanding of the Parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written. No amendment of the Agreement shall be made without the express written consent of the Parties.

e.

Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect any other provision hereof, which shall be construed in all respects as if such invalid or unenforceable provision were omitted.

f.	Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of Delaware, without regard to the conflicts of laws principles thereof. To the extent of any disagreement or matter relating to this Agreement, such disagreement or matter shall be exclusively submitted to the federal or state courts located in the City of New York.

g.	Notices. All notices and communications to be given or otherwise made to the Company or Masterworks shall be sent to such Party at: 497 Broome Street, New York, New York, 10033, Attention: General Counsel. Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the electronic mail has been sent (assuming that there is no error in delivery). As used in this Section, “business day” shall mean any day other than a day on which banking institutions in the State of Delaware are legally closed for business.

k.	Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

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MASTERWORKS

INTERCOMPANY AGREEMENT SIGNATURE PAGE

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date set forth below.

ACCEPTED AND AGREED TO:

MASTERWORKS 005, LLC

By:
Name:
Title:

MASTERWORKS GALLERY, LLC

By:
Name:
Title:

MASTERWORKS.IO, LLC

By:
Name:
Title:

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